Date: 30 March 2005
To: Directors of New Morning Corporation
CC:  Jack Guo       via fax and email
     Steven Fung    via fax and email
CC:  John Briner    via email at the request of Mr. Guo
From: Tom Crom and Philip Toy

Gentleman

It seems clear that no response will be provided to the questions raised by the directors. Therefore we have attached the draft news release for your comments. The news release would be made by Mr. Crom and Mr. Toy. It is our understanding that the Company is obligated to file an 8-K with the Securities Exchange Commission and that we are entitled to comment on that disclosure.

We want to clear up our resignations first and then see if you truly want to resolve differences.

Draft News Release
Effective immediately Thomas L. Crom and Philip Toy have resigned as directors of New Morning Corporation (NWMN.PK). Mr. Crom has also resigned as Chief Financial Officer, Chief Accounting Officer and Corporate Secretary
as well as any other position with the Company as well as all positions with its subsidiary. Philip Toy hereby resigns as a Director as well as any other position of the Company as well as all positions with its subsidiary. There are disagreements between these two directors (Mr. Crom and Mr. Toy)
and Mr. Guo, the President, Chief Executive Officer which have risen to the level of being unacceptable. The fourth director, Mr. Fung, has not responded to any request for information so Mr. Crom and Mr. Toy are uncertain of his position. Over past year of working with Mr. Guo there have been disagreements with Mr. Guo on a variety of issues which taken individually were not significant but they have increased both in number and significance. We are very concerned with financings that have been proposed but not completed by Mr. Guo or approved by the entire Board of Directors.
With our positions with the Company and specifically as a directors we believe are entitle to certain information and that certain actions must be approved by the Board of Directors. We have sought to obtain answers to questions but it is clear that we will receive no answers therefore we must resign and provide disclosure of some of those disagreements:
1) Certain individuals have the title Corporate Finance which was given by
Mr. Guo and another as corporate counsel. These same individuals also seem to representing themselves personally as well as Mr. Guo personally. These corporate positions were not approved by the Board of Directors. In addition the resigning directors are concerned there are conflicts of interests which need to addressed and additional personal information which needs to obtained prior to appointing anyone to a corporate position. Both resigning directors have long expressed the need for additional management within the Company and welcome additional help. The same day Mr. Crom sought additional information on these and other related issues he received a termination notice in his capacity as Chief Financial Officer. This action was not approved by the
Board of Directors. This is particularly troublesome for Mr. Crom because he has offered to resign in the past and recognizes that a new CFO should be put into place as the Company moves forward.
2) Corporate financing has been arranged for $1,500,000 financing arranged at $.15 per share with an attached warrant at $.35 which needs board approval.
The resigning directors wanted this financing approved. It appears that a different group has also proposed financing but the resigning directors were unable to obtain information about this financing to evaluate that offer and determine which offer was in the best interest of the Company.
3) Certain individuals have proposed that the Company be reorganized but the resigning Directors have no information concerning those plans.
4) Both resigning directors requested a directors meeting of all the directors to obtain additional information about the Companys action and Mr. Guo has failed to call for directors meeting.
5) Both resigning directors are concerned that  Mr. Guos actions may be for his personal benefit and not the Companys benefit but they are hampered by the lack of information to know either way.
Also one person with corporate title contacted Mr. Crom with comments that Mr. Crom took as a threat to his personal safety those comments who subsequently characterized by his business associate as a joke and that Mr. Crom was raising red herring to deflect criticism from his unsuccessful efforts to develop the Company. The resigning directors do not know it is necessary to make such comments since Mr. Guo is the president, CEO and Chairman of the Company it seems clear Mr. Guo is directing the Company and is the major shareholder holder more than 40% of shares. It seems unfair that somehow to portray Mr. Crom as being critical to the success or failure of the Company. Indeed the resigning directors believe that it is Mr. Guo who is critical to the success or failure of this Company and this belief contributes to their decision to resign. The Company has had prior contact with these people as part of fund raising exercise and in the fall of 2004 the Companys Board of Directors unanimously rejected any involvement with this group. Now Mr. Guo wants New Morning to have a relationship based on information he has not shared with the directors.  With this lack of information, unknown relationship of these people with the Company and other factors we fear that Mr. Guo may no longer be acting in the best interests of all the shareholders. Both resigning directors are very concerned about the lack of information to Directors and to the public. Mr. Guo has not completed financings which in turn are necessary to complete SEC reporting, tax returns, Canadian securities compliance and other compliance related issues. New Canadian regulations require product safety testing and full disclosure of ingredients both resigning directors have recommended full disclosure and testing for the US and Canada. Mr. Guo has not provided any otheralternatives plans to the Board of Directors despite numerous requests to provide this information.
Mr. Guo did not provide sufficient product information necessary to answer the questions and concerns of most of the groups interested in financing the Company. This made financing very difficult. Mr. Guo did not provide a competitive analysis of other product similar or perhaps superior to Companys products. This information was needed for proper US public disclosure and to complete some financing proposal. Both resigning directors wanted the Company to supply this information but Mr. Guo did not supply the required information. Both resigning directors was also wanted the Company to pursue the acquisition of what seemed to be superior herbal based products for the North American markets.  Mr. Guo refused to consider these acquisitions.
When the Company first acquired the marketing rights from Mr. Guos company it was intended that the bulk material who be purchased at cost from Mr. Guos related company in China. To ensure this would happen the resigning directors would have legal access to this information by becoming small shareholders in that company at their personal cost but Mr. Guo has NOT completed this task to allow access to this information. The intent was to produce raw materials in China at cost and maximize the profitability of the public Company. Now Mr.
Guo to wants the price paid in China for raw materials to increase. Since we dont have the access to the basic cost information we disagree with this action and again have a concern that this action might not be in the best of the public company.
Mr. Guo does not want to complete the financing for $1,500,000 which was arranged nor has he submitted the necessary forms for New Morning to receive grant money in Canada. Both resigning directors disagree with those actions. Given concerns for Mr. Croms personal safety and the level of disagreements between Mr. Crom and Mr. Toy as directors with Mr. Guo both Mr. Toy and Mr. Crom must resign. We are sorry that there is a disagreement on such a
fundamental issue as the responsibility of directors.    Mr. Guo seems intent
on making these changes and others without our involvement and we have a concern that Mr. Guo is acting for his own interests and not all the shareholders. Without our knowledge, Mr. Guo also has taken action to proceed with a shareholders meeting on a personal basis to presumably to elect directors of his own choosing and given his level of ownership it seems clear we would not be selected as directors therefore it seems clear that we should resign to allow the Company to focus on whatever business Mr. Guo has in mind. With our resignations we hope that the personal character attacks and threats will cease and that the business of New Morning will move forward and that additional details about its financing and plans will be announced. Mr. Guo does have a major interest in making New Morning successful and we hope the company is successful for all the shareholders. Sincerely Thomas L. Crom and Philip Toy